Exhibit 99.3

FIRST HEALTHTAB™ TESTING SUCCESS IN SHOPPERS DRUG MART® PILOT ROLLOUT

VANCOUVER, BRITISH COLUMBIA – June 29, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) announces it has successfully launched HealthTab™ in the first of 11 Shoppers Drug Mart pilot locations. The rollout is part of its recently announced Master Agreement and Statement of Work.

Under the agreement, the initial Ontario locations will receive the turnkey point-of-care testing platform from HealthTab™ featuring the first deployments of the Afinion2™ blood chemistry analyzers by Abbott Rapid Diagnostics. As part of the deployment plan, initial systems testing on Monday June 28th has demonstrated that the system is operating successfully.

“We’ve made a number of improvements to the platform and worked to meet the requirements of our location partners at Shoppers,” said Rodger Seccombe, CTO of Avricore Health Inc. “This is the most secure and sophisticated launch of HealthTab™ to-date and we’re very excited for what’s to come.”

The program’s initial focus is to screen patients at-risk for diabetes and cardiovascular disease and to support those already diagnosed by a physician to better manage their conditions for higher quality of life.

The Company is currently deploying the remaining systems to provider locations and expects full operations and public testing to begin within two weeks.  As key milestones are accomplished, the Company anticipates adding more locations to its HealthTab™ network and further expanding the testing menu as part of the Master Agreement with Shoppers Drug Mart Canada.

HealthTab™ Market Fast Facts

•Point-of-Care Testing Market to reach $50.6 Billion USD in 2025 (Source) 1

•Glucose monitoring (diabetes related) to make up the largest growth with the sector. (Source) 2

•Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source) 3

•Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source) 4

•Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source) 5 https://www.canada.ca/en/public-health/services/publications/diseases-conditions/heart-disease-canada-fact-sheet.html

•There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

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1   https://www.marketsandmarkets.com/Market-Reports/point-of-care-diagnostic-market-106829185.html?gclid=Cj0KCQjwh_eFBhDZARIsALHjIKe8MdSCRDfF-unkIgd4F6Q-9YGm5d3t78Ofbpqm817iruLYHlFEiGMaAibUEALw_wcB

2   https://www.marketsandmarkets.com/Market-Reports/point-of-care-diagnostic-market-106829185.html?gclid=Cj0KCQjwh_eFBhDZARIsALHjIKe8MdSCRDfF-unkIgd4F6Q-9YGm5d3t78Ofbpqm817iruLYHlFEiGMaAibUEALw_wcB

3   https://www.diabetes.ca/DiabetesCanadaWebsite/media/Advocacy-and-Policy/Backgrounder/2020_Backgrounder_Canada_English_FINAL.pdf

4   https://www.cdc.gov/diabetes/basics/prediabetes.html

5   https://www.canada.ca/en/public-health/services/publications/diseases-conditions/heart-disease-canada-fact-sheet.html

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

As part of this direction for HealthTab™ the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

And, with the emergence of COVID-19 and its variants, the HealthTab™ + RASTR platform can now directly report results from the Abbott ID Now™, or manually report results from rapid-tests, dramatically reducing the administration time and increasing the accuracy and speed of information sharing.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy